2024 REPORT

Atakama



ATAKAMA
Global // Tenant Two
Dashboard
Users
Reports
Policy
MSP Global
TENANT VIEW
Tenant One
Tenant Two
Phishing Links Blocked
Links Blocked
2% vs last week
downloads blocked
41%
Total managed by users by department
Finance
Marketing
Tech
HR
Sales
Legal
Operations
Total number of uploads blocked
312%
out of 413

LETTER

Dear investors,

This past year has been an incredible journey for Atakama, and we couldn't have done it without your belief in our vision. When you invested, you saw the urgent need to secure the last unprotected attack surface—the browser—and that need has only grown. Cyber threats are evolving, and businesses are demanding better security, better visibility, and better control over their browser environments. We've made significant strides, from enhancing our Managed Browser Security Platform to forging key relationships with Managed Service Providers (MSPs) who are now actively deploying Atakama to protect their clients. Adoption is growing, and the feedback we're receiving reinforces that we're solving a real, pressing problem in cybersecurity.

It hasn't been without challenges, but we're executing on our

mission with focus and momentum. Every step we take—from product improvements to customer acquisitions—brings us closer to making browser security a must-have solution for businesses everywhere.

We're grateful for your continued support and look forward to an exciting year ahead. If you'd like to get more involved, introductions to MSPs who might benefit from our solution would be invaluable.

Thank you for being part of this journey—there's a lot more to come!

We need your help!

Our investors can play a crucial role in Atakama's growth by introducing us to Managed Service Providers (MSPs) who would benefit from our Managed Browser Security Platform. MSPs are constantly seeking innovative solutions to enhance cybersecurity, reduce client risk, and streamline operations. Warm introductions to decision-makers—particularly security-focused MSPs—would help us expand our reach and accelerate adoption.

Additionally, investors can support us by spreading awareness of the browser security gap in cybersecurity forums, LinkedIn groups, and industry events. Advocacy from our investors within their professional networks—whether through referrals, testimonials, or strategic insights—can be invaluable as we continue scaling our platform.

If investors have connections to industry conferences, media outlets, or key influencers, those introductions would also be incredibly valuable in increasing Atakama's visibility. Every conversation helps drive awareness and positions Atakama as a leader in MSP security.

We deeply appreciate the support of our investors and welcome any introductions or networking opportunities that can drive Atakama's continued success!

Sincerely,

Daniel H. Gallancy

CEO and co-founder

Dimitri Nemirovsky

COO

How did we do this year?

REPORT CARD

B+

☺ The Good

- Product development
- Sales and marketing
- Hiring

☹ The Bad

- Pace of sales
- Raising capital
- Marketing and operational efficiencies

2024 At a Glance

January 1 to December 31



$$$$

$599,957 [47%]
Revenue



-$6,773,136
Net Loss



IOU!

$0
Short Term Debt



$220,044
Raised in 2024



$1,891,961
Cash on Hand
As of 03/14/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$1,129,188
$599,957


-$6,468,926
-$6,773,136
2023
2024

Net Margin: -1,129% Gross Margin: 0% Return on Assets: -137% Earnings per Share: -$0.37

Revenue per Employee: $17,646 Cash to Assets: 72% Revenue to Receivables: 924 Debt Ratio: 0%

2023_F.S.__Audit_Report.pdf

FINANCIAL_STATEMNTS_2024_2023.pdf

We ❤ Our 4,875 Investors

Thank You For Believing In Us

Timothy Serrott
Nicholas Ayling
Alejandro Quezada
Paul H Kikendall
Angel Torres
Ferne Byer
Mark Davis
Sharon Healy
Raymond G Kammerer
Greg Machacek
John Daniel Heffner
J. Manuel Elias
Mark Richardson
El Services
Daniel Kowalzyk
Edward A Moulton
Beverly Monteiro
Barbara Sommermeyer
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Ruben Uy Carvajal
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Thomas Plummer
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Ralph Thomas...
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Ken Lindsay
Russell Johnson
James McCarthy
William Covert

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Venture Capital...
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Konstantinos...
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Reginald Eugene...
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Michael Mimnaugh
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Pauline Serice
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Hrafn Arnórsson

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M*A*L*L*I*K M
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Farzad...
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Robert Moore	Chad Shelley	Tautvilas Kairys	Mirja Bauer	Luigi Brasacchio	James Cunningham
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Austin McElhaney	Wyndell Black	Khoa Tran	Sonia Rodriguez-Disla	Bryan Littlejohn	Ronald J Slaughter
Graeme Mills	Alan Kulick	Sanjay Pinnock	Roland N Kindell	Larry Chizek	Randal Anderson
Jocelyn Buhay	David Michael Keiser	Michael Waterman	Angela L. Delfraisse	Anthony A. O'Connor	James Mays
Christine Lynn	Jack B KIRBY JR	Errol W Russell	Walter Siemian MD	Neal Handly	Steven Walter Cohen
IRA De Rijke	Ron Adkisson	Doc Woods	Charles J. Merrill	Duane E Robert	Steven Pettypiece
Frederick Voegeli	Donald Dean...	Berend Jan...	Karl J Cerny	David Smith	Nicolas Psycharis
Neal Genge	Greg LeBaron	Joseph Lesk	Gordon F. Greenman	Marion Dale Gruhlkey	George Ragusa
Marc Wilder	Bart Hadfield	Kevin G Desharnais	Gordian Boteilho	Andree Armand	Nathan Byrd
William Earl Hedges	Jimmy C. Ford	David Nash	Pat Noack	Roger Ades	Blaine Olsen
Harold Warner	Robert J. Kruse	Michael S Kenniston	Maryelise S Moran	David Johnston	Mark Gosnell
Paul Caruolo	Zong Tzeng	Henry Eldon Heilesen	Amit Nahar	Ronald Otto...	Jared D Underwood
Humbert And Magali...	Kevin Stascavage	Lawrence Lucey	Michael Broudy	Charles W. Sullivan, JR.	Erich Otting
Samer Fasheh	Sourabh Dhawan	Michael Graham...	Rich Bartolozzi	Michael Fisher	Rajesh Deshpande
Mary Sandlin	Antranig Balian	Markus Vitulli	E Dial	Harsha Nalabolu	Samir Patel
Avraham Yusupov	James Keaty	Leonard Metildi	Reaburn "Burnie"...	Kevin Mahan	Andrew Lewis
Gregory F Carter	Susan Jaco	Mark J Merriman	Robert Kyle Barnett	Brian Dougherty	Lynn Phelps
James Harris	Gary F Ginner	Robert McDonald	Elizabeth McCann	Paul C. Belden	Karen M Triplett
William Klassy	Edward James Parker	George Allen TAYLOR	Patricia Steurer	Michael Cannia	Jeff Cahill
Dale Cassidy	John Kepka	Aiko Hanyu	Zulfikarali H Lalani	Dennis Kuchirka	Bina C Souri
John LEHRMAN	David Greenwell	James P Moffitt	Lance Truong	Robert Mobarak	Jacek Chwierut
Brian Smith	Kenneth Fortner	Douglas De Hart Jr.	Alan Tilson	Ted Mitchell	Jay Byrne
Joe Lesch	Kevin Steedley	Ronald Jay R. Yu	Tim Fliehr	Raimund C Hoenes	Gad Daniely
Bill Koulouvaris	Steven Hintzsche	Martha Reubert	Kathleen Jones	Rick St. Pierre	James S Bonnet Jr.
James La Borde Jr.J	Mark Nordstrom	Robert James Young	Anthony Mastroianni	Michael Sherry	Luke Minney
Mazen Kherallah	Steven Cross	Robert L. McConnell	Robert E Wagner	Synthya Getz	Stephen C Thurlow
Michael Applebaum	Russell Lamb	Bob Batman	Carl Mcknight	Richard Muhlenbruch	Robert Parker
Jared Michael Miller	John Sirvent	Thomas D Ramsfield	David Myres	Robert A. Pastorius	John Zanolla
Jason Cimei	Vince Green	Jon William Scheidker	Alan Gribbin	Francisco P Espina Jr	Larry Daniel Thaxton
Garridy McEwen	Lacie McCormack	Jeremy Blake Winn	Jeff John Jones	James Buzzanell	Chaitanya Narayan
Terry Wick	Steve Faltys	Elizabeth Kolessar	Hermann Weber	Roger Jette	Anthony Riccobono
Paul G Adams	Jonathan Chambers	Darius Guzevicius	Everton Lisle	Traceyann Graham	Donald Killgo
Bruce Ryon	Andrew J Dunn	Thomas Horch	John Holmes	Marianne Goffe	William Dallas
James Owens	Will Payne	Allen Klein	Steven P Martin	Cynthia BROOKS	Ross Akio Kazama
Kenneth Heiler	James R Crews	Paul Beischer	Nancy B Winter	James Beno	Alan Sowls
Cassandra Joan...	Daniel Swalla	Chris Strahm	Robert J Theisen	Glen E Sayler	Pat Evans
Carol Hill	Jeffrey Eckhouse	Jim Kreisman	Allan Shores	Susan Blackburn	Charles Parnell
Joseph Richie	Art House	William Taylor	Matt Frank	Anthony Morana	Mike McConnell
Ruben Roebert	Kenneth E. Hunter	Michael Mortazie	Ivan Robert Tilbury	Patrick Karnes	David Dashefsky
John Adams	Steven R NOLAN	Tim Gross	Joseph Blank	Manuel Michael...	John Zuvic
Julie Ann Heathcott	Leslie P Pettet	John Porter	Jeffrey Stein	Thomas Joseph...	Jatinkumar B PATEL
David L Thies	John Walter Daniel	James Mihna	Raj Girish	Eldon L. Janssen	Rob Fender
John Sturman	Thomas Winegardner	Harvey R Turner III	Julius Torelli	Kenneth Goldmann	Alex Barnett
David A REAGAN	Gregory J Knight	David W Goetz	Michael Armetta	Bennett Darnell	Karin Faber
Gregory Neiman	Troy Smith	Richard North	J Dustin Mower	Alan McReynolds	Jeffrey Long
Sterling B Thomas	Robert A. Swanson	Chad ZICK	Jeffrey Rosensweig	Stephen Rudge	Lloyd Boeke
Steve Joseph Becker	Tim Hurlbut	Georg Berg	Andy Hiroshi Suzuki	Jeffrey Alan Kaufman	Conrad Maynes
Dennis Leong	David Ridings	Birgit KROME	David Kaufman	Kelly Molinari	Steve Gilbert
John LaForte	John Maurice Milan	Robert Kren	Rich Horvath	Walter H. Deyhle	Larry Rose
Douglas Jessup	Robert W Kufert	Eric Scribben	Girish Kumar	Iver D Larson	Peter F Hofbauer
Ronald DUCHENE	Hung Tran	Timothy Michael Carey	Laurie A Keit	Janis ABELE	Thomas Burch
Carl D Hochstetler	Marilyn Crowther	Gary V Swain	Robert Kocak	Bernie Baugh	Ralph Lynn Pauls
David Jary Hasler	Larry Blazek	Daniel G Firth	Zhenyu Teng	Gary Morgan	Tom Y Liang
Gregory F Piepel	Daniel Lowrance	Mark E. Boyer	John Hawker	Edward Roesner	William Samuelson
Nena Fran Powell	Paul Nicholson	Stephen Silverstein	Rong Zeng	Richard Runkles	Howard Braunstein
John Olejnik	Steve SNYDER	Ted Etheredge	Eric R Heffelfinger	Michael Luebbe	Wendy Benoit
Alphonse Wunsch	Kenneth King	Ken Kunkel	David Larry Payne	Richard Sain Kunter	Ernesto Bernal
R Luke Rohrbaugh	Howard Walfish	Jared Clark	Richard Francis...	Richard Sconsoni	Daniel S Swannie
Christopher Kirby	Madelyn Domena	Bob Domino	Larry D Flickinger	Ted Brenner	James Baral
Mark A MAULDIN	David Swanson	Leonard Camara	Raymond And...	Zhenghao Luo	Larry Randall
William P. Huenefeld	Carter Hehr	Bruce Wayne Elwell	Anthony Cheng	Ken Piekarski	Rita Weil
Evan Armstrong	Peter Rasmussen	Greg Spevak	James E Russ...	Jonathan Barrows	Hans Sanford
Paul Pettit	Swaroop Pendyala	Bruce D. Stephens	Harold Matsunaga	Lakshmi Narayana...	Craig Eastham
Mark G Andreatta	Troy Morris	Ernest M Sweigart	Roger Kalinowski	Cindy Nguyen	Eric Greenberg
Nickolas Terry	Arick Dain Amspacker	Raymond P. Mayer	Meihua Shen	Dennis O'Brien	Lynn Henrichs
Daniel Albert Dempsey	Larry J Smith	Fred MATEN	Michael Ernst	Shannon McAbee	Keith A Lucke
Mahesh Viswanathan	Kerri HEALY	Clifford Butler	Martin Van Den Brink	Raman Sachidanand	Scot Hagenburger
Edward McCarthy	John Stafford	Isabelle Hayen	Kerry Zacher	Richard W Moe	Kevin Albrecht
Michael Scott Ketron	Rodney M. Shurtliff	James M. Wylie	Greg Blair	Harry Tielmann	Michael Stone

Mark Pippin	Mack Kimbrough	Thomas Corsiglia	George Rossi	J. Todd Clouse	John Martin
William Sweatt	Gonzalo Garcia	Bernt Grahn	Ronald Anderson	Jayesh Patel	Jean Jacques Fabrice...
Steve Mazza	Chereze VENTER	Jordi Agud Ruiz	Fredrik Broms	David W Cai	Michael Estrada
Sandy S Slater	Andrew Wall	Nathan Van Anda	Michael Plath	Robert Wells	James Hawkins
Dale Orris	Woo Kwok Fu	Kevin B Wong	Francisco J Castillo...	Scott A Leman	Luigi Capani
Cathy Squires	Shalin Tandon	James Taglialatela	Willie O. Holt JR.	Leonard Farrugia	Tammy Severson
John Semmens	Albert Erasmus	Scott Wenzlau	Ramesh Gohil	Bogue Morgan	Matthew MARTELLO
Edward Smith	R Alan McNaughton	Shari Allison	Garrett Miller	Shashi RANJAN	Michael Holland
Kenneth M Clark	Nishaben Biharilal...	Joseph A Strothmann	Theodore Snyder	Lee Olson	Christopher W. Meyer
Ted Reuscher	Kathy Monaghan	Stephen K. Leathers	Gealon Thomas	Barbara Hannover	Brant Powner
Michael Jerding	Helge Guenther	Robert Shields	Eric Margut	David Chin	Bryce J Bitton
Marc C Lawrence	Dipak Patel	Peter Schuller	Gardner Chalmers	Riffat Azad	Steve Roberts
Richard Tingley	Mark Chin	Bud Cookson	Linda Goucher	Hugo Tajimaroa	Marek Novosad
Bill Turner	Grant L Beld	Mashauna Lake-...	Francisco X Perez	Cornelius Linneball	Tejas K Vora
John C. Markelonis	Woo Sang Lee	Jeffery Kaczynski	Mark Barry	Holly Thornburg	Ernest J Carson Jr
Ching Tai Chen	Angela Cochran	Wayne Maier	Vladimir Martin	Gregory S Williams	R. Gregory Wolff
Kasey Kubena	Jeffery Cole	Joe Scarlata	Dkj Investments Inc	Eric William...	Jan Casserlov
Mordechay Balas	David Gliem	Brian K Smith	Claude A Burnett	Paul Key	Steven Parton
Scott Beringer	Christopher Grutta	Steve Bentler	George Richard...	John Wojciechowski	Phillip Nauta
Donald Hayes	Pamela Redondo	Edward McNeil	Brian P Rock	Ronald J Rodney II	John H Aiken
John Maloney	Dennis Clark	Paul Petrycki	Clint Myers	Mousa Hanna	Andrew Kearney
Titus Rodriguez	Chandra Bordes	Jeffrey Stanley	Levi Bradley	Dennis Askey Jr	Fernando Russo
Wayne Chang	Arnaldo Agcaoili	Derek Diaz	Jack Adamovich	Daniel L. Anum	Ros Jessam
Bradley Phillips	Richard Russell	Richard Dixon	Darren Ashley	Timothy Linkous	Gordon G. Ingram An...
Anastas Y Binici	Michael Gavlak	Felix Estilette Jr	Louis A Stack	Gabino Tarango	Elizabeth M. Metcalfe
Chris V	Steven P Caro	Merle Parks	Jason Parsons	Brendan Forney	Edward White
Mikael Molinder	Mark Palmer	Perla Saye	Jeff Hellman	Anurag Chelamchiray...	Patrick Mitchell
Sushil Garg	Stephen R. Jessee	Mark Goldman	Michael Lorenz	Michael J Rogers	Joseph Francis
Roger Becker	Giuliano I Giudici	Eliot Kalman	Corey Kownacki	James Dobbs	Steven Burns
Aashish Ahuja	Igor Tsukerman	Robert Riedl	Edward Luci	Bennie L Hagans JR	Edward Boyle
Gregory M Gibbons	Noah Posner	David Van Gorp	Andrew Lizotte	Robert Weber	Scott Drake
John R Pollard	Sankar Muthukrishnan	Jim Aubrey Jones	Philip R Schenkenberg	Adrian Lewis	Joe B Graham
Douglas Frank Prawitt	John Shimeall	Martin Ernst	Les Lewis	Jeffrey Miller	Thaddeus Onwuka
Robert D Baker	Daniel Sathiakumar	Rich Langsford	Scott Perkins	Shawn Day	A. R. Johar
Floyd Nevseta	Gladys Boehler	Gerald A. Hahn	Michael Wingren	Arthur Harold...	Giles Walger
John Alice	Thomas M Lynn	G. Michael Berberich	Edmund T. Mudge, IV	Hellen Mbithi	Kevin Tsai
Kent Smith	James Johnson	Joseph P Crotty	Raymond Saucy	Gary C Tranter	John Roberge
Steven Sederquest	Rami Taha	Michael Amoroso	Erich Arthur	Pranjal Gupta	Mark Jacobson
Edwin M Santos	Kevin J Winstead	Waleed ali Salman	John Shamanis	Bernhard Köhler	Animesh Patel
Mary Carlin	Mark Ternouth	Holly Rice	James Greenspan	Mary C. Dang	Travis Meinholz
Robert Pole	John Thomas...	Devin Crandell	Suzanne Holland	Christopher John...	J Ann Ellingson
Lee Krueger	Robert P Magno	Pyang Hmung	Elie Chamoun	Stephen C Gilardi	Wanda K Fondren
David Brezlna	Tracey Connolly	Samir Khokhal	Ben A Baze	Anne Koehler	Justin Simpson
Matthew Schaffer	Charles Alexander	James Vail	Kenneth Wehar	Eric Steele	Suresh Shrawagi
Dave Watson	William Rodney...	Kenneth Schrader	Roger Stuart	Richard Drewelow	David Jaramillo
Chris Dimond	Kim Nelson	Kevin Hermann	David S. Stubbs	Matthew Rostermundt	Lorenzo Cividino
Rajendra Patel	Brian Hitchcock	Delbert L. Myers	Dawn Marie Vincent	Fred Wilkinson	Curt Smith
Terry Cook	Joseph Veys	Sheryl Ann Brown	Don E Reynolds	Bo Muno	Debbie Bowman
Samuel Timothy...	Michelle Cherry Ann...	Melody Long	Robert Gonnella	Allan L Eyre	Christopher Thayer
Jeanne Ormiston	Robert P Lobban	Anna Petrovich	Julie Vasile	Hanea El-hizawi	Alice LI
Cher Xiong	Karen Speed	Daniel Low	Amber Toussaint	Chirag Patel	H L Jennings Jr
William Jarviss	Ringo Lanzetti	Fawwaz Al Khodari	Mary Elizabeth Lo-Uy	Alexander Chan	Diane S Meiners
Ellen Coon	Michael Durs	Vicki Mooney	James Caldwell	Ana Brun	Ricardo Rodriguez
Bita Luhrassebi	Emilie Costikyan	Andrew Seacat	Jeff Francisco	Anthony Kotlarczyk	Rosemary Napoli
Amanda Molina	Reed K Freeman	Curt Strait	Paul Essinger	Jeff McClurg	Michael Jandovitz
Elliot Freier	Frank Don	Dee San	Michael Collins	Ogbonnaya Agwu	Danielle Romandi
Krzysztof Szmidt	Kathryn Gray	Salim Sajan	Michael J Crawford	Brian Bennett	Layne Allen Polzin
Richard Walko	Cheryl Renee Triplett	Lance Williams	Thomas Kenaya	Eliz Montague	Jonathan Lubar
Ronald E. Allred	Carl M Sternberg	Barry M. Adkins	Nicholas Hill	Daniel Wijaya	Jerry Rittenhouse
Timothy Crissman	John P Gallion	Shelley Dankers	Ronald C Rollins	Jeffrey Casamento	Givon SANATI
Benjiman Read	Jeffrey Gosin	Lillian Noon	Joe Odell	Eric Middlemist	Rosemary Wilkerson
Donald B. Harris	Gary L Ramler	Marshall Hewitt	Gopala Krishnan	Beverly Stone	John Berger
Mrs. Valeria Gail...	Mary Phillippe	Jimmy Goh	Derek TIMME	Evan Reinstein	Charles Ragland
Stacy Hak	Andrew Hryniewicz	James M Cooper	Peter Lee	Wallace Bankhead	Carl Welti
Bonnie Larson	Hon Keung Lau	Glen McFarlane	Scott Johnston	Robin D YOUNG	Scott Zimmerman
John EDWARDS	Pamela Orr	David Wong	Leslie Ugel	Gilbert Casares	Mario Riquer
Mary Jo Jernberg	Edward M Fox	Steven Wels	Luwanna B Haynes	Barry Moinester	Karen Rutz
Gilbert Melin	Janelle Lau	Frederic Ramsey	Jorge O Mazzaferro	John Ainsworth	Sandra Biros
Chris Hasty	Ken Brown	Thomas Beauduy	Van Douglas Crawford	Steve Sloate	Chris Hines
Louise Littlefield	G T	Brooke Bulkley	Warren Paez	Aaron Ayotte	Walter W Carey
Todd YAMANAKA	Manjeet Brar	Frederick J. Streb	Glenn Shane	Sheryl Bailey	Scott Wihlen

Stacey Bogart	Julie REHFELDT	Dana Beaupre	Robert Prazer	Leslie Brock	Stephen Anthony...
Ralph Antes	Adrienne Millett	Terence McNamara	Wingrove T Jarvis MD	Fletcher Cole	Steve Harper
Sam Park	Robert Winslow	Grant Thomas	Sai Renukunta	Neil Waterman	Tenzin Chemey
William PENN	Jeffrey Judd	Mark Baczek	Robert C Leimgruber ...	Charles E Martin Jr	Scott Nickel
Jim Howes	Tomoko Nakajima	Barbara Noris	Marie Ramirez	M. R. Nelson	John Sise
Rosalind Fogg	Maringan Hutabarat	Jacqueline Holt	Danny Lindley	Thomas Bertrand	Greg S. Rich
Richard M. Swink Sr	Jack Ward Elliot	Harold A Dusyk	Dale Case	Zig Mandelbaum	Kiomars Kianipour
Faye Cannady	Mohmmad Al-Habshi	Mitchell Day	Luis Eduardo Perez	Jo Ann Sweet	Mitko Bojcev
Steve Patrick Oubre	Johan Maurice-Jean	Camilla Narciso Santa...	Jim Ball	Jingmei Zhang	Cameron Johnson
Donald Bergman	Brian Kelly	Nithin James	John Garlington	David Floyd Suter	Mike Meyer
Michael Erickson	Alkis Alexiadis	Alan Butterworth	Oscar Dominguez	Chris Standerwick	Paul Dawson
Barry Forester	Colton Caffey	Michael Stuart	Gowtam Chandra...	Darin Gilson	Brian Eidsvold
Daniel Bretz	Franco Listorti	Maciej Rumprecht	Joseph Marino	Sundeep Singh Ahuja	Jeffrey M DAY
Keith Albright	Craig Fowler	Charles Banholzer	Elizabeth Weinberg	Prathap Jonnadula	Stewart H Jaehnig
Ann Glover	Jerry V. Smith	Marc Eiseman	Stephen August...	Ken Robertson	John Anthony Taddie
Richard Bornheimer	Brent Larson	Ruben SANCHEZ	Mark Galen McGilvray	Fahed Abousaid	Arthur Scialla
Wade Anderson	Karm Norris	Nalini Sridharan	Larry Jones	Daniel Eisenberg	Jarret Glassbrook
Eva Blanpied	Thomas Scheele	Adam Romandi	Keith Akins	Stephen Francis	John W. Brendemuehl
Scott R McBroom	Timothy Kuo	Scott Maddox	Terrence L Back	Guenther Schmid	Melvin H Chiogioji
Robert Chappell	John Edgar Turrentine	Alan Archibald	Brian Chapman	River Jangda	Paul Kuchukian
Andrew DeVoss	Randall Perry Richards	Melody Stone	Kyle and Bessie Cline	Lynford Schrock	James Cunningham
Douglas Reiter	Timothy Pfister	Kent Mundon	Kyle Pace	Matthew Spellman	Susan Devere
Jacob Cohen	Robert G Frykberg	Ralph Mastrangelo	Jerrold E Hyams	Michael J. Middlemiss	Joseph D Henning
David McCormick	Dana Pardee	Charles John...	Elaine Mexicano	Craig Bell	Colin Clemitson
Curtis P Norris	Patrick Hurst	Jeffrey Henson	Junior Jeffrey	Robert Schupper	Sullyvan Tang
Robert A Gardner	Richard J Lessner	Mark Edward...	John Gibson	Thomas Romandi	Jeff LHuillier
Prekimi Tawari	Chris Aiken	Antonella Mesuraca	Patrick Poon	Jan Lowrey	Edwin A Ruiz
Lien Lam Hoang	Toby Kinerk	George C. Holdren, Jr.	Vincent Petryk	Robert A Sylvester JR	Brandon Zawal
Neldon Watson	Thomas Palagano	Ben F Mancuso	Emile Fernandes	Arnold West	Lisa Kelley
Chris Jarman	Gregg Newhuis	Scott Fridrich	Venkatesh Sandilya	Sukhwinder Mann	Yogesh Mahale
Ian Hall	Bilal A Chaudhry	Hanson Hoang	Steve Dalbey	Hratch Kalaidjian	David George
Chris Perriello	Guillermo Licona	Francesco Moscarelli	Ann W Goldberg	Gary David Kosbab	Martin Porter
Harika Kandru	Diane Knudsen	Anita Wade	Bruce Bass	Gale A. Smith	Duane Lehman
HANK REG	Mike Howson	Noel Word	Paul L. Hammann	Jason Pessman	Mike McReynolds
Daniel French	Tammie J Anderson	Thomas & Gloria...	Jean Denis Hatt	Hushmand Sohaili	Ellen Paulette Zazzara
Ethan So	Darryl Roundtree	Lyndon Hepler	Shelby Thuruthumalil	Ritanch Hans	David May
David Gillespie	Tracy Price	Jim Duke	Ba Minh Ha	Roosevelt Legeon	Richard Mason
Kishore Anjaneyulu	Hassan Ali	Shain Hrusovsky	David Coughlan	Stephen Gaughan	Teresa Oakes
Michael Schkitt	Lien Truong	Deceno Dacumos	Lizbeth Moira Kenny	Hewetson Superfund	Dena Levenson
John McClure	Kirk D Thomas	Scott Zalucha	Ronald Svoboda	Elizabeth Introini	Lewis Crain
Shawn Cook	Gabriel Paravisini	Peter Margaris	Clay Sebourn	Delton Alderman	Joel Fagin
Samuel Hollander	Patrick Toler	Michael Rasmussen	Michael Charles White	Jeff Young	William Arnold
Cosmin Mitran	P Kay Griffin	Simon Chen	Dave Batts	Ivana Papalia	Eric Stentzel
Dewitt Uptagrafft	Ryan Nakaima	Parimelazhagan B	Mary Jo Katerberg	Evelyn Haggard	Michael Klassy
Robert Freeman	George C Wayne	Paul Lit	Michael Hart	Marlow Olson	Bruce Kleinert
Mukund P GODBOLE	Mohanee Kawalsingh	Linda Song	Melanie Kusmik	John OConnor	Paul E Finke
Joy Alleyne	Brian Keaton	Brett Palmer	Harlton Lee Hemphill	David Moyer	Mark RHODES
Michael S Bansek	Jewelean Sample	Ravi Pradhan	Jeff O. HUGHES	Timothy Scott Hamby	Dianne Vass
Eula Evone Roberts	G Terry Nevas	John F Van Der Molen	Brenda Lee Bollinger	Chandhana Nagineni	Jae Chang
David DeRose	Robert Martin...	Robert Hausman	Carlos Choucino	James K Stewart	Pamela Marie White
Freddie Commander	Marcos Germano	Amy Wittner	John McMenamin	Edward Stolyar	Robert Pica
Carol CROTHERS	Ross Miller	Jeffery K Ward	Niels Bantilan	Jeffrey Scott Morgan	Max Jones
Alain G Antinori	Deborah A Czodli	Michael Miller	Robert Randolph	Donald W Kearby	Perry Witherspoon
Kent Alan Tucker	Eric M Robeson	Rick Talt	Nyamekye Laird	Edgar Barajas	Joe Blauvelt
Robert Albert Otto	John P Beaty JR	Steve Nersasian	Diane Culbertson	William C OCONNOR	Daphne Ann Rogers
Joseph Andrews	Sean McCaffery	Anthony Ing	Timothy Moore	William G Scheerer	Nelson Lee...
Mark Benson	William Billerbeck	Paul Burrows	Joyce M CHANEY	Alan Grimes	John Ahmet
Maureen Farrell	Keith Dawson	Cody A Metz	Robert Owen	Myron Isakson	William Gormly
Marinus Jellema	Roger Hughes	Ward Westfall	Matt Ford	Jay F Donchez	Trisha Boudreaux
Joseph Bocardo	Sarah Palmer	Susan Lee Titus	Steve Winter	James Winbigler	Michael Leignton
Ashwin DAMODARAN	Fengyi Shen	Rodney Lon Norville	Doug Chauncey	Kirk Semler	Rick Baker
Chris Ringsred	David Roelker	Bryan N Grisak	Ruben Alvarado	Eli Harris	Kevin Prickel
Brad Williams	Maritess Esguerra	Beverly S Burke	Shirley Griffith	Nathan Kurtin	Jared Heisler
Mark Doty	William B Carnes	Paul Rudolph	Jonathan Thornton	Barb Thomas	Harvey Volin
Satish Uppathil	Anna Winters	Robert Diez	Gregory Wilmoth	Peter Mcquaid	Bradley C Weichman
Jason Hadley	Vamsi Gaddipati	Leigh Bryan Knight	Rajesh R	Todd Meyer	Eric Siegrist
Buryl Alfieri	David Goodine	Jerry Yon	Rik Katz	Suman Bandreddy	Georg Wæraas
Chong Kim Cheong	Brian Mraz	Jan Peter Ohms	Mark Doyle	Kong Ly	David Jones
Jerry R Peterson	Don Boyer	Lital Koropitzer	Jere Ruff	Marty Ocava	William Howell
Krupa Roy	Isaac Hemsani	Barb Hittner	Edward John Doyle	Stephen Chamberlain	Michael T. Fox
Jeffrey Cornwell	Ron Walker	Gurukiran Samaga	Shepard Greene	Donald Reynolds	Shelley Taylor
Mark Watkins	Robert Alan Strong	Rose Watt	Robert Shade	Corneel Van Oppre	Bruce Lattyak

Daniel J Hunt
James Porowski
Matthew E Bell
Andral Faris
James Caylor
Uk Peng Lian
Keith Mccarty
Ariel Koropitzer
William C Wiedel Jr
Steven Luebbe
Richard D Stedman
D. James Barton
Stephen Casey...
Ravikiran P Lad
Douglas Mauro
Liang Jyh Chang
Timothy Teel
Allen Kossover
Mark D Primm
Thomas Mensing
Timothy Milis
Richard B Daugherty...
David Johnson
John Paul Grayburn
Vandana Dev
Guoxu Feng
Saifee Dalal
Michael Peters
Roy B. Larson
Terry Thain
Joe Koepfle
Frank MADDOX
Sidney Brumbach
Kevin Campbell
Matthew D'Amico
Nathan G Bertagnole
Steven Ramp
James Mentgen
Owen Meyers
Michael Rosenfeld
Norman W Papen
William Bennett
Richard Wohlberg
Eric Walker
Jennifer Brosenitsch
Scott Hare
Bart Butell
Karl Gansler
Jasmine Indra
Ruben Kambham
Christine A Nawrocki
David Cook
H. Howell Taylor, Jr.
Beth A Hoffman
Tahlia Sadati
Randall C Jencks
Lynn Dickinson
John R Lang
Robin Hughes
Sudhir Rahul Buchigari
Juan Antonio Perez
Theodore Goodman
Joyce Martin
William Singer
Jitendra Kumar Gupta
Carl HERMANSEN
Jared Melvin
Jung Kim
Willie Williams
Thomas E Romandi
David Soda

Tyler Allison Huffman
Lyle Awai
Michael Sanders
Richard F Avignon III
Michael Aquilino
Margaret Wise
Wang Ma
Chris Dunne
David Steele
Anthony Arellano-...
Robert Edwards
Antonio Lopez
Miguel Jakymec
William Black
George Shashaty
Steven Voice
Nnamdi Ifediora
Christina Higgins
Martin Phillips
Lipsa Sarangi
Prospero AGUDO
Victor Funk
Gabriel M Blumenstock
Candis Mixon
Michael G Richardson
Pravin Singh
Anderson Rodrigues
Joseph H Bieker
Thomas Robinson
Fitz Henry
Kellye Pape
Mark Carty
Norberto Crisostomo
Craig E. Johnson
Rajesh PATEL
John Perkins
James Michael Bantley
Gregory R Gonzalez
Sarah Gruhlkey
Raymond Albert...
Rodney Lee
Sandra Christine...
James Bohn
Shawn Olsen
Jeffrey L. Dennis
Michael Graham
Thomas Charles Resser
Daryl Van Keulen
Mark R.Wayble
Klay Kubena
Ricardo Figueiras
Jerald Wilks
Donald McLean
Brenda Joyce...
Emory M. Bare
Michael Mooney
Gary Simcic
Sabrina L. Carter
Joel Fishman
Mark Reinsch
Austin Ramzy
Richard M DENICOLA
Shelle Crow
Stephen Long
Larry James Prokop
Frank Huang
Visal Vann
Vercy Jones
Ping Zhu
Richard McDermott
Sylvia Lunsford

Bryce Harrison
James Herbert Morrill
Rick Boggs
Travon Robinson
Jason Eppler
William Bogart
Yin Ingrid Fang
Martha Romero Perez
Jose Luis Soligo
Paul Steven Braham
Aaron Betts
Christopher Mohler
Charles J Stege
Jose Luis Patino
Todd Christensen
Gail Hough
Gay Williams
Dave Riordan
Kalpesh Biyani
Robbie Sondreal
Dale Russell
Walter Fumich
Amro Almradi
Todd Shipman
Dennis DesLauriers
David A Swartout
Gary Katelansky
Alireza...
Jared Lard
Garry Michalek
Stephen Allen
Greg Gawlik
Edward Young
Daniel L. Goodwin
Mary The Wu
Thanh Vuong
David E Esch
Thomas N Wisnewski
Sagar Shah
David McCord
Todd Jensen
Melissa Warrington
Deborah Fields
Sandi Oneal Williams
Jeff Parker
William P. Sirotnak
Brian Schuelke
Jennifer Lou
Helen G Murray
Michael Mullaney
Taylor Family Living...
Bibhu Mahapatra
Robin M. Brekken
Kwok Ching Dennis...
Andrew Byer
Richard Kaapuni
Mark T Chen
Richard Hendrick
Mark Fowler
Barry Simmons
Vivian Ong
Russell Martz
Mark Pederson
Derek Zhang
Stephen Hanger
Colin Toyo
Penny Mavrakis
Steven R Holekamp
Ellen Jansyn
James P Gruver
Dean Trautmann

Virginia Goiffon
Mahesh Kumar
Edward Esteron
Travis Edward...
Daniel DeCastro
Wayne Gouvion
Edward Eurey
Abdul Nizam
Susan Elaine Frey
David Lincoln
Richard Froom
Pat Bullinger
Robert C Iversen
Henry Omelchenko
Michael Boespflug
Mark Stutler
Richard J. Kirian
Roger Rice
Greg Smith
Paul Jarczyk
Larry Strother
Dale C Travis
Michael W. Seuell
Santosh Palmurkar
Chandran Baker
Michael Pierce
Susan K Pearson
Ting Wu
Jones Anita
Jennine Brogan
John Cox
Anna Plewa
Kenneth Smith
Joe Withrow
James Austen
Todd Mclemore
Aaron Hintzsche
Clara Lee
John Sanchelli
Steve COOKSEY
Bhavesh Patel
Richard Girtain
Kathleen Andrus
Michael Enomoto
Kevin Schuller
Debbie Throop
Adam Williams
John MILAUSKAS
Jason Santiago
Nathan Coulter
Dean Howarter
Patricia E Paulus
Adam Hart
Steve Melanson
Jerry Warshaw
John Van Belle
James L Thurmond Jr
Adam Cafege
Joshua Smith
Mitchell Patrick Moore
Cary Stover
Fred Maxwell
Walter T Moore
Rebecca Fine
Eric Jackson
Peter Arnold
Daniel McKenna
Karl Roland Fezer
Gregory Taylor
Charles Hale
Tyler Reed Bagwell

Tom Baran
Won Joon Lee
John Notter
Kenneth P Taylor
Claudia Blumenstock
Chad Phillips
Bobbie Joe Ellis
Alexander Vigh
Kevin Hawkins
Shai Uzan
Tim Payne
David W Barnhill Jr.
Christine Lenick
William Kinner
Mary L Strauss
Edward A Johnson
Arthur A. ATKINSON
Thomas T. Hrusovsky
Thomas Smid
Matt Paradise
William Hanlon
Scot Schlader
Roland R Tindle
Jeffrey S Waddell Jr
Darrell Keith Robinson
Randall Lee Womack
Vincent Falabella
Terry Cox-Motley
Randall A Foltz
Kenneth Hunt
Brian M Lewis
Eric William Trygstad
Aswini Kumar Giri
Uma Aggarwal
Dwight Bacon
Darshan Patel
Guoxin Wu
Preston Godbold
Gene MILLS
Joseph Duval
Tiffany Westfall
Ting Shen
Margaret Owens
Christine Harrill
Karl Burgin
Keith L. Williams
Robert Rickett
Rouslan Semenov
Hugh Tucker
Marsha Modery
Corey Albritton
Joseph Hwang
Dana Preston
Randolph Shaw
Leslie Harper
Bao Pham
Todd Schmidt
Patricia MacRoberts
Peter Hoffman
Margaret Gauthier
David Dillon
Tammy Saphir
Christopher Marino
Jeff Wheeler
Philip Rassi
Susan Novy
Kathy L. P. Cook
Nian Yang
Emilee Fullenkamp
Joseph L DiMaggio
Suzanne Knebes

Peter H. Lipke
Matthew Amerman
Michael Beaudin
Sue Smeckert...
Pankaj Bhatt
George Pardue
David G Sayler
Jeff HILLIS
Aaron Knop
Toby Tait
Daniel F Wright
Hallett Breidenbach
George Arai
Hannelore I. Sparks
Adam J. Duhl
Anthony Verkruyse
Michael Pustelniak
Ronald A Smith
Brad Nord
Allister M Boustred
Michael Hollaway
Alireza Alemi
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Gary Carr
Tomaž Jeršič
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Jose Barro
Robert Garrison
Nermina Banjac
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Stephen Shoup
Lynn Morse
David L Willams
Nhan Nguyen
Nathaniel Wayland...
Dharmesh Rana
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Min Liang
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Ellen Winchester
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Robert Groleau
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Bruce Bruce
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Kris Cyr
Ken Church
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Lev Gershevich
Lyle Harrison
Danniel Johnson
Shaun Hilton

Andrea Georgopoulos	James Mikus	Taiwo Afuye	Russell Motchkavitz	Joseph Gayda	Al Fuller
Tony Puckett	Lance Smith	Alan D Johnson	Shuki Chan	Calvin Yang	Mark Coburn
Arunaprasad...	Ralph Saile	Paul Avery	Scott Shapiro	Mike Neibaur	Brian Pool
Abiola Arogbo	Richard Mursch	Pat CONKLING	Daniel Puck	Steven J Ballard	Brian D Castro
Curtis Lindsey	Charles McNeil	David Ijac	Carlton Ray Linder	Stephen Grant Kohler	Jared Friesen
Dave Anderson	David Hoover	Eric Hoyle	Marshall Wilson	Norbert Kemmer	C. Vernon Humble
Glenroy Wilson	Christopher Mabee	Stephen Daas	Tin Trung Truong	Irene Gacad	Bill Regehr
Laura Bonnet	Dennis Mark McIntyre	Kurt Baumgarten	Steffen Weber	James Hakansson	Josh Myers
Len Price	David R Devereaux	Louis Espinoza	Kim Rajala Blood	Waleed Hassouna	Terry Glendy
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Ian Wade	Mark Robert Shapland	Darrell Davis	David Bourassa	Shirlee Liu	Steve Hollar
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James Kelly	Robert Pena	Michael P. Belmonte	Farhad Mah Khatam	Jeffrey W. Gardiner	John Andersen
Jed E Jones	Zachary Myers	Carlos Valverde	Ricardo Henriquez	Rob Mabary	Robert Goossens
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Dawn Roccaro-Walters	Mark PULLEN	Doris WATT	Marshall Richard Bird	Cantrell Harris	Karl K. Dittmer, Jr
Michael Sulcer	Margaret D Schmidt	Carolyn Byerly	Anthony Van	Kurt Bantilan	Eemeli Erkkilae
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Andrew Benard	Robert M Turrou	Sue C. Smith	Randy Dunn	Cameron Steele	Rene Colocho
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John Boyle	Babu L Bikkani	Carolyn McNierney	Walter Bartholomew	Nancy St. Yves	Stephen Michael...
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Marc Doolittle	John Roeland	Martin Peltz	John Signaigo	Dionysios Psyhogios	Connie W Robertson
Reed Sugg	Deborah Chesna	Brian White	Amir Mohammadipour	Joshua Richard...	Scott Steele
Eric Todd McClanahan	Luciano Munita...	Michael Stenzler	Thomas Schomaker	Steven Austin	Stephen Walter
Michael A Bissell	Tim Burgess	Richard L. Davis	David Short	Eric Skorski	Malihe Amirsoleimani
LeRoy Sherman	Candace Dott	Michael Leo Doucet	Andrew M Smith	Michael Sieler	Jeff Fray
Darrell Face	Carol H Chandler	Umapathi Madiraju	Matthew Kuiper	Steve Wolterstorff	Lisa Belisle
Sagee Zohar	Mike Jansen	K IRA N Kumar...	Mohit Jindal	John Baprawski	Kenny Simmons
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Christopher Porter	Margaret A. Hudson	Vicki Campbell	Hamid Rezaie	David J Zoeller	Ricardo Tello
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Steven Stewart	Charles Cole	Eric Kim	Linda Towns	Mitchell H Kugle	Thuy Nguyen
Pamela Watson	Ron Jonas	Kenneth J Scary	John Nicholson	Dennis DeLoach	Joseph Felix...
Jane Guriel	Lisa J Hanna	James Walton...	Yossef Levy	Tim Leong	Janet Tallerico
David Witwer	Kirk Kemmish	Rob Kelch	Heath DeYoung	Hong Liu	Raghav Kashi
Alicia Michelle Haley	Cynthia CUELLO-...	Leonce Shania Tang	Chad Eardley	Douglas Englund	Stephen Jette
John TURLEY	James Brent	Salvatore Leone	Sonia Reid	Troy Wheelwright	Jodi Buckett Van...
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Daniel Fernandez	William Lacoursiere	James M. Nowack	Randall C Berriochoa	William B Knight	Xuong T Nguyen
Ronald Freund	Edwin White	Anthony Farello	Dorothea F Mazzocco	Erol Uke	Michael Katterjohn
Elizabeth C. Venegas	Clare Johnson	Alice Magill	Terry A Burlette	Peggy Black	Stuart Orr
David A Kelly	Kristie Dodge	Jean Michel Abi-Aoun	Thomas INDOCCIO	Brian Geraci	George Kassabov
Jalpendrakumar Patel	Kenneth W Helms	David Hancock	Charles Yocom	George Hayeck	Cameron Lander
Adrian Oldham	Stephen Kline	Andre Nel	Julien Decaix	Ellen Brooks	Blake Storey
Karen Eckel	Meleah Eckhardt	Michael Moskowitz	Gary Kelley	Harrell Peterson	Gary Stavin
Hao Doan Trieu	Randall Figueroa	Lawrence Mitchell Cole	James S Atkins Jr	Michael Sean Mulliken	David Calder
George Petrossian	Gunther Kannler	Sondra P Spicker	Gary R Jackiewicz	Clifford Harris	Cory Thomas Strobel
Sylvain Mack	Brian Nettles	Marc Kaban	Jennifer Rice	Ned Karren	Joseph W Jolly
Paul Pickering	Brenda Recker	John Woodman	Dianne Marks	John Sookdeo	Timothy G Peterson
Chris Stratakis	Yoo Suh	Ron Hadwiger	Jaime Bouroncle...	John Vidaver	Maryjo GAFFNEY
Frank Pantaleo	Pritesh Parbhoo	Benny Wong	Jie Meng	Aleksejs Celarskis	Joseph Gundling
James ALLEN	Bernard Darre	Van E. Meyer	Nathan Knapp	Thomas G. Bayer	Limuel Hunter Jr
Patrick Kirkland	Agnes Fok	Rajesh Kamat	Diane Francis	Xiaoqi Chen	Robert McLeod
Bernard Scharf	Oladipupo Lashore	Timothy Fant	Robert A Lawrence	Michael Sobel	Joseph Lee King
Richard Reed McGrew	Kevin Neal Verrett Jr	Michael Alshuk	Muhammad ISLAM	William R Dodgen	Ronald Ullman
Ken CARTAXO	Blake Cowan	Burl Ruffin	Richard N Chanda	Greg Jagiello	Joshua Steffen
Michael Passwaters	Nathaniel Carr	Ashley Saint	Liran Koropitzer	Yagneshwara Vadapalli	James E Hart
Michael Kennedy	Yasin Karimbhai	Muralikrishna Assadi	Chris DeHaan	Benjamin B. Tiongson	Robert Hernandez Jr

Shai ALLOUCHE	Angel Roman	Shawn Martin	Timothy Laugh	Ramzi Shaer	Erman Algaier
Frederick Kurz	Makoto Araki	Vasilisa Salamatovs	Lewis Pizzulli Jr	Kamlesh Patel	Scott Spradau
Philip Nyberg	Liusman YAMIN	Brad Schriber	Kevin Gallagher	Keith Dixon	Dave Stutzman
David Namoff	Bynum Hartman	Craig Hayward	Thomas Miller	Mark BeBroux	John Dilday
Peter Kawamura	David Cherry	David Lenk	Rebecca Seaton	Geetha Pratap	Michael Stecher
Rece Carpenter	Troy Geringer	Douglas L. Woodside	James Meiners	Krzysztof Kowal	Gregory Stephen...
John Durham	Lawrence Downing	Robert House	Dean Bruce Fickes	Harry W Payne	Manish JAVERIA
Richard R De Poppe	Bartholomew Murphy	Jeffrey Peterson	Michael Novakowski	William E. King	Brian Ciriaco
Douglas Edward...	Joshua Latham	Robert Westgren	Lewis Hannaman	Racquel Cua	Cathy Rogers
Douglas Penington	Robin Hutchinson	William H Previty	Eric McLester	Rickard Smith	David Martino
Riley Domler	Stuart Russell	Bruce Monson	Caleb Farnworth	Kevin Mackey	Mark Tuan Meang Tae
Geoff Warrick	Troy Eugene Wilcox	Kimberly Lionberger	Christian Rodriguez	Michael Eisenberg	Eileen Linda...
Michael Medina	Jonathan A Akridge	Virgil O Smith	Chiheb Boussema	Arturo Emanuel...	Ricardo Villarreal
Arthur Harrison	David Brydon	Lyndall Hess	Avinash Gaje	Kyle Valentine	John Hannah
Grant Rick	Wayne T. Matsuura	Steven Kyle Neaville	Daniel Jackson	Charles Schoolcraft	Julius Tabang
William Jeffrey Scott	Michael Garvey	Rob Woods	Don Cornwell	Jennifer Hatton	Ellen Gombar
Esther Yang	Reginald Edwards	Akiyoshi Yamamoto	Steven Frazier Child	Roger A McEvers	Barry Maylor
Nagi Sathi	Kevin Kudrna	Scott Hatfield	Adrian Preuss	Kevin H. Doan	Fred Lewis
Richard G Damko	Robert Brunell	Michael Vinogradov	Arie Genger	Meghan Worley	James Savage
Charles J Wytiaz	Thomas R Mally	Joseph Fodera	Thomas Pumilia	George Young	Tim Tudyk
William Tait	Sal Varano	Curt Freund	Arthur Meunier	Kent Powell	Eric Saemann
Steve Porter	Jay Jolly	Christine Souza Kalista	Keyur Vora	Amit Sharma	Cristian Irimescu
Sarah Christine Wilmer	Kenneth De Looze	Bruce Bosarge	Benjamin Netick	Ramachandra Padavala	Nicole Silver
Vilaskumar Jadav	Diane Larsen Reding	Alessio Difranco	Tommy Jankovich	Adam M Johnson	Bentzion Gancz
Siddharth Nishar	Kyle Phillips	Patrick McMahon	Cindy Elsharouni	Jason Mackey	Robert Phillip DUDLEY
William Earl Rosevear...	Andrae Hamilton	Christine Kelly	Michael E Lawrence	Zilvimas Padelevicius	Rebecca Marchant
Willet F. Whitmore III	James Webster	Akshay Patravali	Timothy Charles Darius	Bruce Kaplan	Laura Church
Andrew Levy	Bharat Kumar Raju...	Scott Bird	Mark S And Debra L...	Ted Nemmers	Brian Donovan
Kenneth Widzins	James D Wagoner	Danette Otto	Levi Lee	Linlin Zhang	Rick Bergman
Robert Damone	Scott Zajicek	Karon Marie Nichols	Joshua Brown	Meng L	Ben Broad
Brian Piekarski	Phil Weinstein	Brian F Rowe	Gregory A. Werner	Anthony McIntosh	Ferrell Kent Watson
Gowri Rocco	Charles S Raper	Greg Yasuda	Leavitt Thurlow	Chintan Desai	Angelika Hauk
Michael C GIBBS	Terence Jones	Karrie Evans	Glenn T. Brudi	Vijay Patel	George DeVine
Arun Patel	Marilyn Wilkinson	Edson Gomes	Bob Iversen	Alka Singh	Jonathan Swainger
Patrick O'Sullivan	Hidayath Mohammed	Matt Scott	Nathaniel Reed	Jon Mattson	Jody Belmonte...
Stephen Bullock	Daniel Sanclemente	Hal Schrock	Regina Lucas	Alexandre Paul Forget	Michael Loveridge
Beatrice Armstrong	Naresh Patel	Anita Barry McCormick	Chaitanya Sagiraju	Joel Perlin	L A
Frederick Gerard...	Edward Bennett	Hiren Desai	Marie Austin	Diane Coppock	James M. Newlun
James Michael Joseph	Donna Shomen	Daniel Vierra	Helga Das	Paul Clark	Christopher Romano
Bernie Masing	Judy L Hunt	Tim Edsell	David Gonser	Andrew Brosenitsch	Michael Gibson
Bryan Williams	Anna Kim	Sidney Sanderson	Bryan Comer	Cheryl Mattingly	Barry Cowan
Cleophus McIntosh	Ralph Young	Tim Yantis	Vidyadhar Nettimi	Christine D Lewis	Scott Blanchard
Dan Maria Cui	Alexandru Gospodinov	Robert McLeod	Juliete Viner	Kathleen Stephens	Robert Lester Buckner
John Ouellette	Linda Day Pilar-Cooke	Gilbert Jimenez...	Kenneth J Berdine	Michael FLAX	Jay Scrivner
Robert Bleichner	Michael Wade	Perry Seonbuchner	Anastasio Perez	Randy Morgan	Cleophus Delano...
Vernon Blackwell	Robert North	Felix Markman	Damiana Balas...	Carl Mark Fletcher	Richard Lerro
Thomas Leister	Carlos Samuel...	Baktash Azizi	Cash Godbold	Lanita Smith	Donald Sanborn...
Terry Olson	James F Watkins	James Watkins Jr	Jon Greg Borders	Brianna Patman	Enrique Gallart
Charles Sullivan	Oscar Melendez	Jeffrey William Blakely	Mark S Bradley	Daryl Wein	Wayne A. Johnson
Kirby Knott	Wylie Au	Marlin Voss	Allan Rowland	Deborah Grauman	Scott Opp
Joseph C Butler	Roger J. Miller	Michael Meeder	Donald J. Benson	Rc Iversen	Ankit KEDIA
James King	James William Kruse	Allen Phung	Veronica Shaughnessy	Mark Azzopardi	Ryan Christopher...
Janice Swinarski	Gail Pinney	Elizabeth Blank	Joseph Moss	Craig Alan Mason	Robert Jackson
Andrew Packer	Larry Dale Hines	David OWEN	Juan G. Callao	Richard Churchill	Ronen Allon
David R Mc Cormick Jr	Robert Abercrombie	Louis Rivera	Solomon TSEGAY	Morgan Doyle	Marek Pawlowski
Ryan Dodson	Alberto Lescano	Michael Goldsmith	Mark Grohman	Joseph Meaney	Christian Gundin
Juliet Daniel	Lester Gonzalez	Stephen DeRose	Mason Stewart	Daniel Olewski	Lynea Weatherly
Norah O'Connor	Gabriel Giron	Kenneth Brian Kelly	Sheldon Derstine	James Maness	Kevin Scott Rossi
Shabhareesh...	Harris Greene	Michael Davies	Robert J. Reese	Clint Randolph	Ifejika Animalu
Sterling Barrow	Lance Goldberg	Anders Carlstedt	Lily Himsel	Daniel Zimmerman	Phillip Kayser
John Bierwaczonek	Alfred Benton Bledso...	Venkata Muppala	Mark Stephens	Rodney Bartels	Rita Y Norquist
Philip G McDermott	Tay Wee How	Mark Theodore Janulis	Gina Tay	Cura Leman SARL	Adam Sills
Olga Barnett	Randy Baker	Alexander FATTES	Robert Roelfson	Dina Dillon	Nolan M. Shaver
Susan Birney	Brian Roberts	Nadeem Patni	Daniel Sullivan	Brett S. Johnson	Andy Echols
Curtis Odell	John L Hinton	Joseph M. Frade	Jeffrey George...	Miguel M...	Floyd Mullen
Jason Boney	James Swan	Jeremy Katzmann	Richard H Miller Jr	Scott Zimmerman	James Mcclernon
John Castagnini	Dudley F Marvin	Sean C LITTLE	Li Ann Wong	Riteshkumar Patel	Paul Plsek
David Dennis	Patrice ADE	Shanmukha Lakshmi...	John M Szudzik	Terry McMunn	James Richard Rough
Aquilla Smith	Pierre Labrinos	Marcus Newby	Darin Myers	Richard Fay	Reiner Straub
Thomas J Cuccia	James G Campbell	Wallace Johnson	Paul Gund	Lisa Dahl	Olumide AJIBAWO
Wesley Chew	Brian Gilbert	Robert Reeter	Patrick Moore	Venkat Srichandan...	Jeff Perkins

Elliot Rees-Davies
Kimberly V Giese
Sunilkumar Reddy
Robert Wagnon
Carolyn Chamberlain
Manya Pomerantz
Shawn A Yarley Show
Disbrow Revocable...
Parker Duffie
Aidi Hou
James Storti
Severin Maitre
Peter W. Apel
Kristen Harder
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Jamie Bailey
Yiota Jacovides
Tracy Zyp
Don MacDonald
Logan Edging
Sonal Chaudhary
Sanatan Golden
Myron DeVoto
Bailey Kress
John Malatak
Jaka HRIBAR
Olugbenga Odujeru
James Haskins
Ashley Yashinsky
Anthony Modica
Stephen PODMASKA
Steve Shaw
Leon Van Oorschot
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Larry Zeplin
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Bruce Patterson
Connie Chen
Alan Wilson Russell
Harold Yim
Dean Steele
Alastair Robert...
James F. Allison
Ms Majeedah Jackson
Richard R Cornelius
Mohamed Ali
Tyler Butcher
Katrin Saroukhanian
John D Luna
Sam NUON
Maya Callahan
Sherri Ann Thomas
David Gayle Jones
Vincent M. Fazio
Desmond Semmens
Johsian Cruz
Tan Wei Jun Robson
Roger Cosby
Joseph A McCarthy
Don Steinhour
Mark Bos
Ronald James O'Leary
Robert Resnick
Matthew Franz
Mahidhar Suguru
James Willett
Theodore A Chase
Jessica Toon
Kurt Garman
Steve And Michelle...
Todd Davis

Kevin Seeto
Isabelle F Miller
Dana Majeski
Daniel Ertel
Richard Yabuta
Chris Olexa
Brock Doxey
Kerry Welt
Jack C Ngai
Stacey Ann White
Tania Ng
Adrian Bonanno
Jeffrey Skalaban
Jeffrey W Croomd
Ian Linde
Brian Colbert
Christine Hogan
Haris Jacovides
Wanda Ellis-Fant
William F. Linke
Michael Czerwinski
Michael Fleyzor
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Corey James Cowan
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W Kim Colich
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Paul Grayburn
Anthony BARRETT
Thomas Grimm
James Manganaro
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Rimas Butkys
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Tia Castille
Walter PISARY
Kim Anh T Dinh
Kevin Udell
Marcus De Maria
Artur Chernik
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David Byrne
Sivakumar...
Jonathan Grant
Bryan Bingel
Eric Wilcox
Jon F DANSKI
Roger Beardsworth
Goran Terzic
Lucas Michael...
Eric A Fetrow Michell...
Debra W Terrell
Steve Erickson
Joel Price
Salim Aziz
B Enfield
Mark Dengler
Igor Kisin
Mark Freiberg
Nizar Attallah
Justin E
Damian John...
Girard Thompson
Michael P Gretchen
Mark Kleindienst
Vladimir Kovtun
Jutta Fischer
Michael A. Tully

Charles Lovekin
Paul Szklarz
Christopher Etter
David C. Brown
Roger A Lonsway
Bobby L. Myers Clu,Csa
Raja Kandru
Timothy Bury
Kevin Myers
Aníbal Campos
Dustin Keith Vodopich
Lillian Soudani
Stephen R Canning
Thomas E Loesch
Sten Miles
Bassaa Tufaa
Jeffrey Havell
Alain Roberge
Edward L COHEN
John Young
Teepa Wawatai
Ronald Sherman
John R Grady
Dan R. Forshner
Michael Lee Kirby
Charles E...
Fred Atwell
Robin Victor Smith
Michael Jaicomo
David Matoff
Greg Lelesch
David J Rosenberg
Joe Bailey-Burnley
Whit Smith
Kurt Gessner
Ulrich Nachtsheim
Blaine Franz
Marvin Little
Manojkumar S. Patel
Sean Strunk
Mr. Timothy L Nealon
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Michael A Carter
Eric Lee
Candace Wallace
James Mulroney
Johnny A Lopez
Chak Bandreddi
Chockalingam...
Henry Chu
Tiffany Winegar
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Richard Lemon
Efrance Kasana
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L S
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Ronald Arakaki
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Henry Walsh
Barry Devine
Ian Aston
Kevin Siatkowski
Stefan Knoppers
Justin Burns
Carrington McDuffie
Stuart James Hamilton
Leland Craig Wood
Kathryn Fife

Gary Cowley
Marty Boros
M D Lightfoot
John Labadini
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Allan Rothblum
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Robert Page
Gary A Rhodes
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Jill Picerno
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Erik Gehman
Michael B...
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Michael Belisle
Jeffrey Seeger
D Ray
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Arthur L Anderson
Michael Lee Mishler
Kevin Kinney
Ingin Kim
Alex Roganti
Jacqueline Weiss
Peter Bradley
Stephen Michael...
Dennis Beavers
Lawrence Jenneman
Gregory Killpack
Frederick Manasseh
Michael Raymond...
Manfred Selzer
Ted Willets
Michael Sommerer
Milissa Tranovich
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James Allen Minkkinen
Jiro Takahashi
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Troy Sacco
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Manoj SONJE
Ian Bagshaw
Dennis Martin
Terri Stair
Michael Myatovich
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Lynette Lee
Pamela Polowy
Yvette Rodriguez
Robert W Manz
Helen CHOI
Douglas Bowden
Kellie Polenz
Gaurang Mavani
Steven Stine
Kelly Walker

Michelle Brown
Allan Mattson
Kieth Schleifer
Brandon Valcore
Kevin Wells
Supratim Dutta
Louis Russo
Richard Wilson
Beverly M Weaver
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Ken Land
Yi Cheng Meng
Isabelle A. Mosca
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Mark Cook
Domenic Mazza
Lance Barker
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Brian Lee Bishop
Daniel Biro
Feliciana S Del Rosario
Joseph Yashinsky
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Ivan Georgiev
Marc Modica
Amandeep Bhangu
Peter Safranski
Donald C Anderson
William B Escobar
Eddie Glik
Herb Ohlandt
Milen Vachev
Brad LaPoe
Joep De Frel
Dan Tucker
Michael Kishline
Susan Eshleman-Cook
Ken Yamasaki
Corey Olson
Archavir Kurktchian
Lite Lim
Joe Morgan
Michael Barton
Frank E Steger Jr
Byungki Kim
Saptak Sanyal
Johnny Jenkins
Aaron H Dowd
Deborah J Geyer
Michelle Diep
Shawn Murphy
Nadeem Akbar
Christine Leese
Glenn Jochim
Ernest W Arnold, Jr
Robert Paul Curtis...
Gary McKinzie
Ollie Atwell
Marilou Zervos
Berta Martinez
Rajini Samala
Christopher Plagge
Robert L Cundiff
Chris Smeland
Michael Schroeder

Jo Ann Dwyer
Robert Sanders
Michael...
David Wood
Michael Beauchemin
Gerard J Dundon
Zalina M. Rostermundt
Karla Haas
Steven Levenson
Larry R Eaton
Olga Khaimchayeva
Jo Ann Brandt
Tanya Logsdon
Aaron Chesna
Laancaa Tufaa
Atulkumar T Roy
Scott Theiring
David Semon
Daniel Meyer
Paul Kim
Petar Faitondjiev
Donald Rybarczyk
Mah Poon Keong
Sushant Soni
Edgar Francisco
Heinrich Lentsch
Richard E Phillips
Bruce Dodd
Kaitlin Morgan
Jared McClain
Daphne Charette
David Murphy
Karen DeMatteo
Manuel Antunez
John A Morrow
Christian Wegner
Ryan Altmansberger
John M. Sattel
Gregory T Ochoa
Richard Pearl
Dean Rose
Andrew Hurrell
Ronald Keith Lutz
Barry E Miller
Robin A DEA
Michael Hagans
Antonio Uguina
Richard Kuhnel
Todd Wihlen
Dennis W. Taylor
Gerald Petty
Adam Schatz
Jennifer Miller
Cathy BAIR
Hanif Shakir
Michael Linderman
Guojing Powell
Carol E Mungas
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Brandy Becker
Richard Block
JACOB GROOVER
Zacharias Athens
Gary Dupriest
Robert Cohn
Patricia C Hunt
Jill Ann Darling
Mark Hurley
Dave Westendorf
Le Anne Romo
Joanne C Stringer
Jon Duff

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Jason Rodman	Andrej Metlika	Eric Schutt	Patrick Omotoso	Kent Avery	Charles Simonson
Gabriele LengaMcP	Paul J MolterJr	Heather Chappell	John Fulwiler	Gregory Alan Boehle	Maheshwar Panyala
Kristi Butkovich	Nathan WARWICK	Geert Sinnesael	Michael West	Peter Costello	Stanley Carson
Steve Fauerso	Brian Bock	Sechin Kim	Mark Shippie	Nolan Wells	Troy Keenan
Susan Alexander	Jeff Hopper	Wayne Broyles	Naty Mari Reyes	Tom Stahl	Mark McCullough
Steve Perkins	Paul Geyen	Douglas Schneider	Tencho Parichkov	Lisa Versteeg	Edwin Verstraeten
Thomas M Wagner	Clifford V Germano	Steven Bertrand	Craig Spindler	John Linskey	Larry Bangert
John Alfano	Danny Lee	John C	Craig TISH	Stephen R Macugoski	Anthony Esposito
Tony Casciano	Susan Repasky	Altin Shehu	Leopold Klatt	Venkata Penmetsa	Alan Blumenstock
William Voss	Norman Chisholm	Jeffrey POWERS	Mahesh Ghimire	Lawrence Joseph...	Jim H Harwell
Matthew Smith	Gale L. Seibert	Paul Lewis	Orest Fiume	Michael Salvo	Nita Moritz
Tony Liu	Stephen Hubbard	Ali Durrani	Nathan Sanley	Suzanne Stone	Chirag Patel
Martin Schnurr	Jim Avanzino	Stephen Logan	Kevin Barr	Wallin Myers	Donald F. Giacomo
Octavio Mindreau...	Scott Weber	Mark Anderson	Jo Carole Potter	Ryan Fulmer	Kenneth B Kasner
James Goodnow	Timothy E Smith	Robert Deeter	Edwin Anderson Keel	Michael Brian Cotter	Glenn Clover
Michael Scott Montier	Prasad Ananda Md	David Scheiffele	Vitaliy Romanchik	Raj R Kaushik	Judy Swoyer
Wayne WALTERS	Benjamin Johnson	Olaf Vos	Gonzalo Arbulu	Joseph Buono	Kenneth W...
David W Cline JR	Gregory Lenhart	La Vonn Steiner	Benjamin Halfon	Matt Pay	Leigh Hart
Thomas S Wisnewski	Robert Iida	Michael Meyer	Richard Espe	Deborah Storen	Robert Gingery
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Thank You!

From the Atakama Team



Daniel H. Gallancy

CEO and co-founder

A security-obsessed tech entrepreneur doing bitcoin and crypto-related projects for a decade. Hacked together a bitcoin cold wallet in 2012. Built a wireless...



Dimitri Nemirovsky

COO and co-founder

A confessed technology nerd and recovering attorney. Dimitri spent 12 years practicing law. After discovering bitcoin and blockchain technology in 2013, Dimitri left the...



Scott Glazer

CRO

Scott has more than 20 years of

Scott has more than 20 years of experience leading outperforming sales organizations. His roster of...

Details

The Board of Directors

Director	Occupation	Joined
Dimitri Nemirovsky	COO @ Atakama Inc.	2014
Daniel H. Gallancy	CEO @ Atakama Inc.	2014

Officers

Officer	Title	Joined
Scott Glazer	CRO	2019
Dimitri Nemirovsky	COO	2014
Daniel H. Gallancy	CEO	2014

Voting Power

Holder	Securities Held	Voting Power
Daniel H. Gallancy	10,132,347 A-1 Preferred Stock	71.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2020	$5,051,694		Section 4(a)(2)
04/2020	$525,100		Section 4(a)(2)
02/2021	$467,915		Section 4(a)(2)
06/2021	$12,731,500		Section 4(a)(2)
10/2021	$2,300,000		Section 4(a)(2)
10/2022	$0		506(c)
04/2023	$4,932,828		4(a)(6)
06/2023	$3,000,000		Regulation D, Rule 506(b)
06/2023	$253,439	Safe	Other
07/2023	$1,452,427		506(c)
09/2023	$400,000		Section 4(a)(2)
11/2023	$4,407,757	Safe	Regulation Crowdfunding

02/2024	$110,000	Safe	Regulation D, Rule 506(c)
07/2024	$110,044		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/27/2023	$3,000,000	4.5%	20.0%	$29,000,000	09/27/2024

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Daniel H. Gallancy	03/11/2020	$5,051,694	$5,051,694	1.5%	07/08/2027	Yes
US Government / PPP loan	04/22/2020	$525,100	$0	1.0%	04/22/2022	
US Government / PPP loan	02/27/2021	$467,915	$0	1.0%	02/27/2026	Yes
The Diamond Sapphire Club LLC	06/24/2021	$12,731,500	$12,731,500	1.5%	06/24/2027	Yes
Daniel H. Gallancy	10/29/2021	$2,300,000	$0	4.0%	12/31/2021	Yes
Lighter Capital, Inc.	09/22/2023	$400,000	$400,000	19.82%	09/21/2025	Yes

Related Party Transactions

Name	The Diamond Sapphire Club LLC
Amount Invested	$3,000,000
Transaction type	Convertible Note
Issued	06/27/2023
Interest	4.5 per annum
Discount rate	20.0
Maturity	09/27/2024
Valuation cap	$29,000,000
Relationship	CEO is the sole member of the LLC

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred A2	2,898,750	2,898,749	Yes
Preferred A1	10,132,348	10,132,347	Yes
Common Stock	22,000,000	5,282,006	Yes

Warrants:	0
Options:	3

Form C Risks:

Our Future Success Depends on Our Ability to Build and Sell New Products. There can be no assurance that we will be successful in successfully executing on our plans and growing our business.

Costs May Grow More Quickly Than the Company's Revenues, Harming the Business and Profitability. Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Business Projections are Only Estimates. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, or that the Company will be able to provide the service at a level that allows it to make a profit and still attract business.

We Have Been Growing and Expect to Continue to Invest in our Growth for the Foreseeable Future. If we Fail to Manage this Growth Effectively, our Business and Results of Operations will be Adversely Affected. We intend to continue to grow our business and plan to continue to hire new sales and engineering employees either for expansion or replacement of existing personnel. If we cannot adequately and timely hire new employees and if we fail to adequately train these new employees, including our sales force, engineers and customer support staff, which processes have become more challenging during the COVID-19 period, our sales may not grow at the rates we project and/or our sales productivity might suffer, our customers might decide not to renew or reduce the scope of their original purchases, or our customers may lose confidence in the knowledge and capability of our employees or products. We must successfully manage our growth to achieve our objectives. We cannot provide any assurance that our business will continue to grow at the same rate, or at all. Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following: • adequately and timely recruit, train, motivate and integrate new employees, including our sales force and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan, especially during this challenging period of the COVID-19 pandemic; • satisfy existing customers and attract new customers; • successfully introduce new products and enhancements; • effectively manage existing channel partnerships and expand to new ones; • improve our key business applications and processes to support our business needs; • enhance information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our growing customer base; • enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results; • protect and further develop our strategic assets, including our intellectual property rights; and • make sound business decisions in light of the scrutiny associated with operating as a public company and the increased strain and pressures associated with COVID-

19. These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. There are no guarantees we will be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

If Our Subscription-Based Business Model Fails to Yield Benefits, Our Results of Operations Could be Negatively Impacted. Market acceptance of our products is dependent on our ability to include functionality and usability that address certain customer requirements. Additionally, we must optimally price our products in light of marketplace conditions, our costs and customer demand. Our subscription strategy may give rise to a number of risks, including the following: --Our revenues and cash flows may fluctuate more than anticipated over the short-term as a result of this strategy; --If our customers do not renew their subscriptions or do not renew them on a timely basis (including due to substantial implication of the economic turmoil caused by the COVID-19 pandemic), our revenues may decline and our business may suffer; and --We may be unsuccessful in maintaining or implementing our target pricing or new pricing models, product adoption and projected renewal rates, or we may select a target price or new pricing model that is not optimal and could negatively affect our sales or earnings.

There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Company Faces Significant Market Competition. The Company competes with and will compete with larger, established companies with competing products on the market and/or various respective product line development programs. The competition may have much better financial means, as well as more robust marketing and sales programs than the Company. The competition may succeed in developing and marketing competing equivalent products and services earlier than the Company, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company's technology, products, or services obsolete or that the products and services developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that

competition will intensify.

We May Not be Able to Predict Subscription Renewal Rates and Their Impact on our Future Revenues and Operating Results. Although our subscriptions are designed to increase the number of customers that purchase our solutions and the number of licenses purchased by existing and new customers to create a recurring revenue stream that increases and is more predictable over time, our customers are not required to renew their subscriptions for our solutions and they may elect not to renew when, or as we expect, or they may elect to reduce the scope of their original purchases or delay their purchase. We cannot accurately predict renewal rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear subscription contracts. Customer renewal rates may decline or fluctuate due to a number of factors, including offering pricing, competitive offerings, customer satisfaction and reductions in customer spending levels or customer activity due to economic downturns including, but not limited to, the COVID-19 pandemic, the adverse impact of import tariffs or other market uncertainty. If our customers do not renew their subscriptions when or as we expect, or if they choose to renew for fewer subscriptions (in quantity of licenses) or renew for shorter contract lengths or if they renew on less favorable terms, our revenues and earnings may decline, and our business may suffer.

Failure to Retain, Attract and Recruit Highly Qualified Personnel Could Adversely Affect Our Business, Operating Results, Financial Condition and Growth Prospects. Our future success and growth depend, in part, on our ability to continue to recruit and retain highly skilled personnel and to preserve the key aspects of our corporate culture. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to hire and retain engineers. Any of our employees may terminate their employment at any time, and we face intense competition for highly skilled employees. Competition for qualified employees, particularly in New York City, where we have a substantial presence and need for qualified engineers, from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do, is intense. Moreover, to the extent we hire personnel from other companies, we may be subject to allegations that they have been improperly solicited or may have divulged proprietary or other confidential information to us. In addition, during the COVID-19 pandemic, which is characterized as an unstable period, to some extent it may be more difficult to timely attract and train new employees. If we are unable to timely attract, retain or train qualified employees, particularly our engineers, salespeople and key managers, our ability to innovate, introduce new products and compete would be adversely impacted, and our financial condition and results of operations may suffer. Equity options grants are a critical component of our current compensation programs. If we reduce, modify or eliminate our equity options programs or if there will be decline in our stock price as a result of which the value of our equity compensation shall be lower, we may have difficulty attracting and retaining employees.

If Our Technical Support, Customer Success or Professional Services Are Not Satisfactory to Our Customers, They May Not Renew Their Subscription Licenses or Buy Future Products, Which Could Adversely Affect Our Future Results of Operations. Our business relies on our customers' satisfaction with the technical support and professional services we provide to support our products. Our customers have no obligation to renew their subscription licenses with us after the initial terms have expired. For us to maintain and improve our results of operations, it is important that our existing customers renew their subscription licenses when the existing contract term expires. If we fail to provide technical support services that are

responsive, satisfy our customers' expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew subscription licenses and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

Because we derive substantially all of our revenues and cash flows from sales of licenses from a single platform of products, failure of the products in the platform to satisfy customers or to achieve increased market acceptance would adversely affect our business. All our revenues are generated from sales of licenses for our file encryption software and we expect to continue to derive the majority of our revenues from license sales relating to the file encryption software in the future. As such, market acceptance of this product is critical to our continued success. Demand for licenses for our encryption software is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by referenceable accounts for existing and new use cases, technological change and growth or contraction in our market. We expect the proliferation of enterprise data to lead to an increase in the demand for data security of our customer, and our encryption software may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

Our Use of Open Source Software Could Negatively Affect Our Ability to Sell Our Software and Subject us to Possible Litigation. We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, while we implement policies and procedures, we cannot provide assurance that we have incorporated open source software into our own software in a manner that conforms with our current policies and procedures and we cannot assure that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future. In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a

manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

The market for browser Security Software within the Managed Service Provider industry is New and Unproven and May Not Grow. We believe our future success depends in large part on the growth of the market for browser security software within the managed service provider industry. In order for us to market and sell our products, we must successfully demonstrate to managed service providers the potential value of browser security for their respective customers. We must persuade them to devote a portion of their overall cyber security offering to include browser security software. We cannot provide any assurance that managed service providers will recognize the need for our products or, if they do, that they will decide that they need a solution that offers multi-tenant browser security. Browser security software like ours may not yet be viewed as anecessity, and accordingly, our sales effort is and will continue to be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

The Market for Encryption Software that Uses Multifactor Threshold Cryptography is New and Unproven and May Not Grow. We believe our future success depends in large part on the growth of the market for multifactor encryption software that enables enterprises to secure their data. In order for us to market and sell our products, we must successfully demonstrate to enterprise IT, security and business personnel the potential value of their data and the risk of that data getting compromised or stolen. We must persuade them to devote a portion of their budgets to an encryption software and extract value from this resource. We cannot provide any assurance that enterprises will recognize the need for our products or, if they do, that they will decide that they need a solution that offers multifactor encryptions. Encryption software solutions like ours may not yet be viewed as a necessity, and accordingly, our sales effort is and will continue to be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

Prolonged Economic Uncertainties or Downturns Could Materially Adversely Affect our Business. Our business depends on our current and prospective customers' ability and willingness to invest in IT services, including cybersecurity projects, which in turn is dependent upon their overall economic health. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from COVID-19, changes in gross domestic product growth, potential future government shutdowns, the federal government's failure to raise the debt ceiling, financial and credit market fluctuations, the imposition of trade barriers and restrictions such as tariffs, political deadlock, restrictions on travel, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, including corporate spending on enterprise software in general and negatively affect the rate of growth of our business. Uncertainty in the global economy makes it extremely difficult for our customers and us to forecast and plan future business activities accurately. This could cause our customers to reevaluate decisions to purchase our product or to delay their purchasing decisions, which could lengthen our sales cycles. A downturn in any of the

purchasing decisions, which could lengthen our sales cycles. A downturn in any of the industries we sell to may cause enterprises to react to worsening conditions by reducing their spending on IT. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

We May Face Increased Competition in our Market. While there are some companies that offer certain features similar to those embedded in our solutions, as well as others with whom we compete in certain use cases, we believe we do not currently compete with a company that offers the same functionalities that we offer in a single integrated solution. Nevertheless, we do compete against various software vendors that provide various encryption solutions. We may therefore face increased perceived and real competition from other security technologies. In the future, as customer requirements evolve and new technologies are introduced, we may experience increased competition if established or emerging companies develop solutions that address the encryption market. Furthermore, because we operate in a relatively new and evolving area, we anticipate that competition will increase based on customer demand for these types of products. In particular, if a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles, lower renewal rates and loss of market share. In addition, our current or prospective channel partners may establish cooperative relationships with any future competitors. These relationships may allow future competitors to rapidly gain significant market share. These developments could also limit our ability to obtain revenues from existing and new customers. Our ability to compete successfully in our market will also depend on a number of factors, including ease and speed of product deployment and use, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to successfully address current or future competition in any one of these or other areas may reduce the demand for our products and adversely affect our business, results of operations and financial condition.

If We Are Unable to Attract New Customers and Expand Sales to Existing Customers, Our Growth Could Be Slower than We Expect, and Our Business May Be Harmed. Our success will depend, in part, on our ability to support new and existing customer growth and maintain customer satisfaction. Due to COVID-19, our sales and marketing teams have avoided in-person meetings and are increasingly engaging with customers online and through other communications channels, including virtual meetings. There is no guarantee that in the future our sales and marketing teams will be as successful or effective using these other communications channels as they try to build relationships. If we cannot provide the tools and

communications channels as they try to build relationships. If we cannot provide the tools and training to our teams to efficiently do their jobs and satisfy customer demands, we may not be able to achieve anticipated revenue growth as quickly as expected. Our future growth depends upon expanding sales of our products to existing customers and their organizations and receiving subscription renewals. If our customers do not purchase additional licenses, our revenues may grow more slowly than expected, may not grow at all or may decline. There can be no assurance that our efforts would result in increased sales to existing customers ("upsells") and additional revenues. If our efforts to upsell to our customers are not successful, our business would suffer. Our future growth also depends in part upon increasing our customer base, particularly those customers with potentially high customer lifetime values. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts and our ability to attract new customers. Our ability to attract new customers may be adversely affected by newly enacted laws that may prohibit certain sales and marketing activities, such as recent legislation passed in the State of New York, pursuant to which, due to the declared disaster state of emergency attributed to COVID-19, unsolicited telemarketing sales calls are prohibited. If we fail to attract new customers and maintain and expand those customer relationships, our revenues may be adversely affected, and our business will be harmed.

If We Are Unable to Maintain Successful Relationships with Our Channel Partners, Our Business Could Be Adversely Affected. We rely on channel partners, such as distribution partners and resellers, to facilitate the sales of licenses and support agreements for our software and to perform some of our professional services. In 2021, our channel partners assisted in the fulfillment of substantially all of our sales. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners. Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, including through the provision of professional services for our software, our ability to grow our business, sell our software and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 30 days' notice. A termination of the agreement has no effect on orders already placed. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected. Finally, even if we are successful, our relationships with channel partners may not result in greater customer usage of our products and professional services or increased revenue.

Our Success Depends in Part on Generating Sales to Customers in the Public Sector. We anticipate deriving a portion of our revenues from contracts with federal, state, local and foreign governments and government-owned or -controlled entities (such as public health care bodies, educational institutions and utilities), which we refer to as the public sector herein. We believe that the success and growth of our business will continue to depend on our ability to procure public sector contracts. Selling to public sector entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that our efforts will produce any sales. Government demand and payment for our products and services may be impacted by public sector budgetary cycles, or lack of, and

our products and services may be impacted by public sector budgetary cycles, or lack of, and funding authorizations, including in connection with an extended government shutdown, with funding reductions or delays adversely affecting public sector demand for our products. Factors that could impede our ability to derive revenue from public sector contracts include: • changes in public sector fiscal or contracting policies; • decreases or elimination of available public sector funding; • changes in public sector programs or applicable requirements; • the adoption of new laws or regulations or changes to existing laws or regulations; • potential delays or changes in the public sector appropriations or other funding authorization processes; • the requirement of contractual terms that are unfavorable to us, such as most-favored-nation pricing provisions; and • delays in the payment of our invoices by public sector payment offices. Furthermore, we must comply with laws and regulations relating to public sector contracting, which affect how we and our channel partners do business in both the United States and abroad. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, and temporary suspension or permanent debarment from public sector contracting. Moreover, governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to buy our products, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit uncovers improper or illegal activities. The occurrence of any of the foregoing could cause public sector customers to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business, operations and financial results.

A Failure to Maintain Sales and Marketing Personnel Productivity or Hire and Integrate Additional Sales and Marketing Personnel Could Adversely Affect Our Results of Operations and Growth Prospects. Our business requires intensive sales and marketing activities. Our sales and marketing personnel are essential to attracting new customers and expanding sales to existing customers, both of which are key to our future growth. We face a number of challenges in successfully expanding our sales force. We must locate and hire a significant number of qualified individuals, and competition for such individuals is intense. In addition, as we expand into new markets with which we have less familiarity and develop existing territories, we will need to recruit individuals who have skills particular to a certain geography or territory, and it may be difficult to find candidates with those qualifications. We may be unable to achieve our hiring or integration goals due to a number of factors, including, but not limited to, the challenge in remotely recruiting employees and adequately training them due to COVID-19, the number of individuals we hire, challenges in finding individuals with the correct background due to increased competition for such hires, increased attrition rates among new hires and existing personnel as well as the necessary experience to sell our software. Furthermore, based on our past experience in mature territories, it often can take up to six months before a new sales force member is trained and operating at a level that meets our expectations, and during the COVID-19 pandemic such training may take even longer. We invest significant time and resources in training new members of our sales force, and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past, or at all, due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions or because of the remote hiring and training process. Our failure to hire a sufficient number of qualified individuals, to integrate new sales force members within the time periods we have achieved historically or to keep our attrition rates at levels comparable to others in our industry may materially impact our projected

growth rate.

Our Failure to Continually Enhance and Improve Our Technology Could Adversely Affect Sales of Our Products. The market is characterized by the exponential growth in enterprise data, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools, computer language technology and various regulations. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user's data retention, security and governance needs, while minimizing the impact on system and user performance. Our products must also successfully interoperate with products from other vendors. While we extend our technological capabilities though innovation and strategic transactions, we cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to extend our technological expertise and develop new products or expand the functionality of our current products in a timely manner or at all. Even if we are able to anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance. Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including: • failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion; • inability to interoperate effectively with the database technologies and file systems of prospective customers; • defects, errors or failures; • negative publicity or customer complaints about performance or effectiveness; and • poor business conditions, causing customers to delay IT purchases. If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our customers and potential customers of the value of our solutions in light of new technologies. Accordingly, our business, results of operations and financial condition could be materially and adversely affected.

If Our Software is Perceived as Not Being Secure, Customers May Reduce the Use of or Stop Using Our Software, and We May Incur Significant Liabilities. Our software involves encryption of customer files and the transmission of data between desktop and mobile computers, and may in the future involve the storage of data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. The security of our products and accompanied services is important in our customers' decisions to purchase or use our products or services. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others. Security measures might be breached as a result of third-party action, employee error, malfeasance or otherwise. We also incorporate open source software and other third-party software into our products. There may be vulnerabilities in open source software and third-party software that may make our products likely to be harmed by cyberattacks. Moreover, our products operate in conjunction with and are dependent on products and components across a broad ecosystem of third parties. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because

claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Any or all of these issues could tarnish our reputation, negatively impact our ability to attract new customers or sell additional products to our existing customers, cause existing customers to elect not to renew their maintenance and support agreements or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations.

Multiple Factors May Adversely Affect Our Ability to Fully Utilize Our Net Operating Loss Carryforwards. A U.S. corporation's ability to utilize its federal net operating loss ("NOL") carryforwards is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if the corporation undergoes an ownership change. As of March 2024, we have accumulated an $29,063,422 net operating loss ("NOL") since inception. Future changes in our stock ownership, including future offerings, as well as changes that may be outside of our control, could result in a subsequent ownership change under Section 382, that would impose an annual limitation on NOLs. In addition, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company

to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the

following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Atakama Inc.

Delaware Corporation
Organized March 2014
34 employees
535 Fifth Avenue
New York NY 10017 https://www.atakama.com/

Business Description

Refer to the Atakama profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Atakama is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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